UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

April 1, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON Bristol Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,147,657
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,147,657
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON William J. “Trey” Reik III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,147,657
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,147,657
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON Peter L. Getz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,147,657
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,147,657
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 47009M103

Item 1(a).	Name of Issuer:

Jaguar Mining Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

67 Yonge Street, Suite 1203
Toronto, Ontario M5E 1J8 Canada

Item 2(a).	Name of Person Filing:

This statement is filed by Bristol Investment Partners, LLC, a Delaware limited liability company (“Bristol Investment”), William J. “Trey” Reik III and Peter L. Getz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of Messrs. Reik and Getz is a managing member of Bristol Investment.  By virtue of these relationships, each of Messrs. Reik and Getz may be deemed to beneficially own the Issuer’s Common Stock, no par value per share, owned directly by Bristol Investment.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 777 Post Road, 2nd Floor, Darien, CT 06820.

Item 2(c).	Citizenship:

Bristol Investment is organized under the laws of the State of Delaware.  Each of Messrs. Reik and Getz is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

47009M103

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/ /	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP NO. 47009M103

(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on the date hereof.

Bristol Investment Partners, LLC

(a)	Amount beneficially owned:

4,147,657 Shares

(b)	Percent of class:

4.9% (based upon 84,409,648 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2012 as reported in the Issuer’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on March 22, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

4,147,657 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,147,657 Shares

CUSIP NO. 47009M103

Mr. Reik

(a)	Amount beneficially owned:

4,147,657 Shares*

(b)	Percent of class:

4.9% (based upon 84,409,648 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2012 as reported in the Issuer’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on March 22, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

4,147,657 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,147,657 Shares*

____________________
* Consists of the Shares owned directly by Bristol Investment.

Mr. Getz

(a)	Amount beneficially owned:

4,147,657 Shares*

(b)	Percent of class:

4.9% (based upon 84,409,648 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2012 as reported in the Issuer’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on March 22, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

CUSIP NO. 47009M103

(ii)	Shared power to vote or to direct the vote

4,147,657 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,147,657 Shares*

____________________
* Consists of the Shares owned directly by Bristol Investment.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on December 16, 2011.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 47009M103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2013	Bristol Investment Partners, LLC

	By:	/s/ William J. “Trey” Reik III
		Name:	William J. “Trey” Reik III
		Title:	Managing Member

/s/ William J. “Trey” Reik III
William J. “Trey” Reik III

/s/ Peter L. Getz
Peter L. Getz